(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-14549

CUSIP NUMBER

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

United Security Bancshares, Inc.
Full Name of Registrant

Former Name if Applicable

131 West Front Street Post Office Box 249
Address of Principal Executive Office (Street and Number)

Thomasville, Alabama 36784
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

United Security Bancshares, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the “2007 second quarter”) with the Securities and Exchange Commission (“SEC”) within the prescribed time period because the Company requires additional time to complete its consolidated financial statements for the 2007 second quarter. In particular, the Company announced on June 7, 2007 that it had discovered evidence during the 2007 second quarter suggesting irregularities in certain loan transactions within Acceptance Loan Company, Inc. (“ALC”), a subsidiary of the Company. The irregularities have been identified to be primarily limited to two ALC branches and were largely related to (a) the making of improper or fraudulent loans, (b) techniques used to conceal delinquent loans, and (c) the improper or fraudulent handling of repossessed automobiles. The Company, under the direction of the Audit Committee, has been conducting an internal investigation with the assistance of outside legal counsel, as well as an outside forensic accountant. The complexity of the irregularities that are the subject of this internal investigation has delayed the preparation of the Company’s consolidated financial statements.

The Company expects to file the Form 10-Q for the 2007 second quarter within the 5-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Steen, Assistant Vice President, Assistant Treasurer, Principal Financial Officer and Principal Accounting Officer	(334)	636-5424
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has identified approximately $7.7 million of losses as a result of its internal investigation into the loan transaction irregularities within ALC. As a result of these losses, the Company expects on a preliminary basis to report a net loss in the 2007 second quarter of approximately $2.1 million, compared to net income of $3.5 million in the 2006 second quarter. The Company expects to report net income of approximately $1.0 million in the six-month period ended June 30, 2007 (the “2007 six months”), compared to net income of $7.2 million in the six-month period ended June 30, 2006 (the “2006 six months”). The Company anticipates basic and diluted earnings (loss) per share in the 2007 second quarter and 2007 six months to be approximately $(0.34) and $0.15, respectively, compared to basic and diluted earnings per share of $0.54 and $1.12 in the 2006 second quarter and 2006 six months, respectively.

This Form 12b-25 contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by their use of words, such as “estimate,” “expect,” “intend,” “anticipate” and other words and terms of similar meaning, in connection with any discussion of the Company’s financial statements, business, financial condition, results of operations or liquidity. Factors that could affect the Company’s forward-looking statements include, among other things: negative reactions from the Company’s stockholders to the delay in providing financial information; the impact and result of any action by The Nasdaq Stock Market, the SEC or any other governmental agency related to the Company or its delay in providing financial information; and other risks detailed from time to time in the Company’s SEC reports, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to update or revise any forward-looking statements.

United Security Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2007	By	/s/ Robert Steen
Robert Steen Assistant Vice President, Assistant Treasurer, Principal Financial Officer and Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).